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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Z Trim Holdings, Inc.
(Name of Issuer)

Common Stock, $0.00005 Par Value
(Title of Class of Securities)

988924205
(CUSIP Number)

Edward B. Smith, III c/o Brightline Capital Management, LLC 1120 Avenue of the Americas Suite 1505 New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

18,568,665

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

18,568,665

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,568,665

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nick Khera

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

18,568,665

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

18,568,665

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,568,665

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward B. Smith, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

70,000

8.	SHARED VOTING POWER

18,568,665

9.	SOLE DISPOSITIVE POWER

70,000

10.	SHARED DISPOSITIVE POWER

18,568,665

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,638,665

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.2%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Ventures I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

18,568,665

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

18,568,665

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,568,665

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	988924205

Item 1.	Security and Issuer.

The name of the issuer is Z Trim Holdings, Inc., an Illinois corporation (the "Issuer").  The address of the Issuer's offices is 1011 Campus Drive, Mundelein, Illinois 60060, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.00005 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that (i) Brightline Capital Management, LLC, a Delaware limited liability company ("Brightline Capital"), Nick Khera, a United States citizen, and Brightline Ventures I, LLC, a Delaware limited liability company ("Brightline Ventures"), each beneficially own 69.9% of the Shares, and (ii) Edward B. Smith, III, a United States citizen, beneficially owns 70.2% of the Shares.  Brightline Capital, Brightline Ventures, Mr. Khera, and Mr. Smith are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)
The principal business address for Brightline Ventures, Mr. Khera and Mr. Smith is c/o Brightline Capital Management, LLC, 1120 Avenue of the Americas, Suite 1505, New York, New York 10036.  The principal business address for Brightline Capital is 1120 Avenue of the Americas, Suite 1505, New York, New York 10036.

(c)	Messrs. Khera and Smith are the managing members of Brightline Capital, an investment management firm that serves as the investment manager of Brightline Ventures.

(d)	Messrs. Khera and Smith have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 29, 2010, Brightline Ventures purchased 7.07 preferred stock units of the Issuer (the "Preferred Stock Units") and on December 7, 2010, Brightline Ventures purchased 220.6266 Preferred Stock Units.  Each Preferred Stock Unit consists of 2,000 shares of Series I, 8%, convertible preferred stock, par value $0.01 per share (the "Preferred Stock") and one five-year warrant to immediately purchase 15,000 Shares at an exercise price of $1.50 per Share (each, a "Warrant", and collectively,  the "Warrants").  The Preferred Stock is convertible at the rate of $1.00 per share into Shares.

For a form of the Warrants, please see Exhibit C.

The funds for the purchase of the Preferred Stock Units by Brightline Ventures came from the working capital of Brightline Ventures, over which Messrs. Khera and Smith, through their roles at Brightline Capital, exercise investment discretion.  No borrowed funds were used to purchase the Preferred Stock Units from the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.  The total cost for the Preferred Stock Units purchased on November 29, 2010 by Brightline Ventures was $70,700 and the total cost for the Preferred Stock Units purchased on December 7, 2010 by Brightline Ventures was $2,206,266.

Item 4.	Purpose of Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons anticipate purchasing additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Brightline Capital, Brightline Ventures and Mr. Khera may be deemed to be the beneficial owners of 18,568,665 Shares, constituting 69.9% of the Shares, and (ii) Mr. Smith may be deemed to be the beneficial owner of 18,638,665 Shares, constituting 70.2% of the Shares, both (i) and (ii) being based upon 26,569,479* Shares outstanding as of the date hereof.

Brightline Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,568,665 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 18,568,665 Shares.

Brightline Ventures has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,568,665  Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 18,568,665 Shares.

Mr. Khera has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,568,665 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 18,568,665 Shares.

Mr. Smith has the sole power to vote or direct the vote of 70,000 Shares; has the shared power to vote or direct the vote of 18,568,665 Shares; has the sole power to dispose or direct the disposition of 70,000 Shares; and has the shared power to dispose or direct the disposition of 18,568,665 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares at November 9, 2010, as reported in the Issuer's Form 10-Q, filed on November 15, 2010, as adjusted to reflect the total number of derivative securities that Brightline Ventures can convert or exercise.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Preferred Stock Units consists of 2,000 shares of Preferred Stock and one Warrant.  The original issue price of the Preferred Stock is $5.00 per share.  The Preferred Stock is convertible at the rate of $1.00 per share into Shares.  The Warrant is a five-year warrant to immediately purchase 15,000 Shares per Unit at an exercise price of $1.50 per Share.  The Preferred Stock Units owned by Brightline Ventures were purchased pursuant to a subscription agreement with the Issuer.

Except as set forth in this Item 6 or in a prior Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Preferred Stock and Warrants of the Issuer Exhibit C: Form of Warrant to Purchase Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2010
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

By:	/s/ Nick Khera
Nick Khera

By:	/s/ Edward B. Smith, III
Edward B. Smith, III

Brightline Ventures I, LLC

By:	Brightline GP, LLC, its Managing Member

By:	/s/ Nick Khera
Nick Khera, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 4, dated December 13, 2010, relating to the Common Stock, $0.00005 par value of Z Trim Holdings, Inc. shall be filed on behalf of the undersigned.

December 13, 2010
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

By:	/s/ Nick Khera
Nick Khera

By:	/s/ Edward B. Smith, III
Edward B. Smith, III

Brightline Ventures I, LLC

By:	Brightline GP, LLC, its Managing Member

By:	/s/ Nick Khera
Nick Khera, Managing Member

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

11/12/2010	Series I, 8%, Convertible Preferred Stock, par value $0.01 per share	20,000		(1)

11/12/2010	Common Stock Warrants	150,000		(1)

11/19/2010	Series I, 8%, Convertible Preferred Stock, par value $0.01 per share	6,000		(2)

11/19/2010	Common Stock Warrants	45,000		(3)

11/29/10	Series I, 8%, Convertible Preferred Stock, par value $0.01 per share	14,140		(3)

11/29/10	Common Stock Warrants	106,050		(3)

12/7/2010	Series I, 8%, Convertible Preferred Stock, par value $0.01 per share	441,253.2		(4)

12/7/2010	Common Stock Warrants	3,309,399		(4)

(1)
On November 12, 2010, Brightline Ventures purchased 10 Preferred Stock Units from the Issuer for $10,000 per Preferred Stock Unit.  Each Preferred Stock Unit consists of 2,000 shares of the Series I, 8%, convertible preferred stock, par value $0.01 per share (the "Preferred Stock") and a five year warrant exercisable for 15,000 shares of common stock, $.00005 par value of the Issuer (the "Shares") at an exercise price of $1.50 per share.  The Preferred Stock is convertible at the rate of $1.00 per share into Shares.

(2)	On November 19, 2010, Brightline Ventures purchased 3 Preferred Stock Units from the Issuer for $10,000 per Preferred Stock Unit.

(3)	On November 29, 2010, Brightline Ventures purchased 7.07 Preferred Stock Units from the Issuer for $10,000 per Preferred Stock Unit.

(4)	On December 7, 2010, Brightline Ventures purchased 220.6266 Preferred Stock Units from the Issuer for $10,000 per Preferred Stock Unit.

Exhibit C

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED BY THE HOLDER HEREOF FOR ITS OWN ACCOUNT FOR INVESTMENT WITH NO INTENTION OF MAKING OR CAUSING TO BE MADE A PUBLIC DISTRIBUTION OF ALL OR ANY PORTION THEREOF.  SUCH SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.

No. ____ January 15, 2010

Z TRIM HOLDINGS, INC.
WARRANT TO PURCHASE COMMON STOCK

Void after January 15, 2015

Z Trim Holdings, Inc., an Illinois corporation (the "Company"), hereby certifies that, for value received, Brightline Ventures I, LLC (including any successors and assigns, "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time during the Exercise Period, defined below, and prior to 5:00 PM Central time, on January 15, 2015 (the "Expiration Date"), fully paid and nonassessable shares of Common Stock (the "Warrant Shares") under the terms set forth herein.

This Warrant is issued pursuant to that certain Subscription Agreement dated January 15, 2010 by and between the Company and the Holder (the "Subscription Agreement") that was executed and delivered in connection with that certain Confidential Private Placement Memorandum of the Company dated March 25, 2009 as amended and supplemented by a restatement thereof dated as of August 31, 2009 and the supplement thereto dated as of January 15, 2010 (the "Private Offering").

1.             Number of Warrant Shares; Exercise Price.  This Warrant shall evidence the right of the Holder to purchase up to 1,950,000 Warrant Shares at an exercise price per Warrant Share of $1.50 per share (the "Exercise Price"), subject to adjustment as provided in Section 6 below.

2.             Definitions.  As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

(a)           The term "Common Stock" shall mean the common stock, par value $.00005 per share, of the Company.

(b)           The term "Company" shall include any company which shall succeed to or assume the obligations of the Company hereunder.

(c)           The term "Corporate Transaction" shall mean (i) a sale, lease transfer or conveyance of all or substantially all of the assets of the Company; (ii) a consolidation of the Company with, or merger of the Company with or into, another corporation or other business entity in which the stockholders of the Company immediately prior to such consolidation or merger own less than 50% of the voting power of the surviving entity immediately after such consolidation or merger; or (iii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Company.

(d)           The term "Stock" shall mean (i) Common Stock or (ii) any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value.

3.             Exercise Date; Expiration.  Subject to the terms hereof, this Warrant may be exercised by the Holder at any time or from time to time before the Expiration Date (the "Exercise Period").

4.             Exercise of Warrant; Partial Exercise.  This Warrant may be exercised in full by the Holder by surrender of this Warrant, together with the Holder's duly executed form of subscription attached hereto as Exhibit A, to the Company at its principal office, accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, of the aggregate exercise price (as determined above) of the number of Warrant Shares to be purchased hereunder.  The exercise of this Warrant pursuant to this Section 4 shall be deemed to have been effected immediately prior to the close of business on the business day on which this Warrant is surrendered to the Company as provided in this Section 4, and at such time the person in whose name any certificate for Warrant Shares shall be issuable upon such exercise shall be deemed to be the record holder of such Warrant Shares for all purposes.  As soon as practicable after the exercise of this Warrant, the Company at its expense will cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, a certificate or certificates for the number of fully paid and nonassessable full shares of Warrant Shares to which the Holder shall be entitled on such exercise, together with cash, in lieu of any fraction of a share, equal to such fraction of the current fair market value of one full Warrant Share as determined in good faith by the Board of Directors, and, if applicable, a new warrant evidencing the balance of the shares remaining subject to the Warrant.

5.             Net Issuance.

(a)           Cashless Exercise.  Only in the event that there is not in effect  a registration statement with the SEC covering the Warrant Shares, in addition to and without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant (the "Conversion Right") into Warrant Shares as provided in this Section 5 at any time or from time to time beginning on the 6-month anniversary of the date of this Warrant and ending at the expiration of the Exercise Period.  Upon exercise of the Conversion Right with respect to shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise price or any cash or other consideration) that number of fully paid and nonassessable Warrant Shares computed using the following formula:

X = Y (A - B)
A

Where:                                X =           the number of Warrant Shares to be delivered to the Holder;

Y =           the number of Converted Warrant Shares;

A =           the fair market value of one Warrant Share on the Conversion Date (as defined below); and

B =           the Exercise Price (as adjusted on the Conversion Date).

No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below).  Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.

(b)           Method of Exercise.  The Conversion Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a written statement specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right.  Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date").  Certificates for the shares issuable upon exercise of the Conversion Right shall be delivered to the Holder promptly following the Conversion Date.

(c)           Determination of Fair Market Value.  For purposes of this Section 5, fair market value of a Warrant Share on the Conversion Date shall be determined as follows:

(i)           If this Warrant is to be exercised contingent upon and effective immediately prior to the initial public offering of the Company's Common Stock pursuant to an effective registration statement under the Securities Act  (an "Initial Public Offering"), the fair market value of a Warrant Share shall be deemed to be equal to the price per share to the public of the shares of Common Stock sold in the Initial Public Offering as set forth on the front cover of the final prospectus relating to the Initial Public Offering;

(ii)           If the Common Stock is traded on a stock exchange or the Nasdaq Stock Market (or a similar national quotation system), the fair market value of a Warrant Share shall be deemed to be the average of the closing selling prices of the Common Stock on the stock exchange or system determined by the Board to be the primary market for the Common Stock over the ten (10) trading day period ending on the date prior to the Conversion Date, as such prices are officially quoted in the composite tape of transactions on such exchange or system;

(iii)           If the Common Stock is traded over-the-counter, the fair market value of a Warrant Share shall be deemed to be the average of the closing bid prices (or, if such information is available, the closing selling prices) of the Common Stock over the ten (10) trading day period ending on the date prior to the Conversion Date, as such prices are reported by the National Quotation Bureau Incorporated or any successor system ; and

(iv)           If there is no public market for the Common Stock, then the fair market value of a Warrant Share shall be determined by the Board of Directors of the Company in good faith and, upon request of the Holder, the Board (or a representative thereof) shall, as promptly as reasonably practicable but in any event not later than 15 days after such request, notify the Holder of the Fair Market Value per share of Common Stock.

6.             Adjustments to Conversion Price and Number of Warrant Shares.  For the purposes of this Section 6, the term Exercise Price shall mean the Exercise Price per share set forth on the first page of this Warrant as adjusted from time to time pursuant to the provisions of this Section 6.  The number and kind of Warrant Shares (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant and the Exercise Price hereunder shall be subject to adjustment from time to time upon the happening of certain events, as follows:

(a)           Splits and Subdivisions.  In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or Common Stock Equivalents, then, as of such record date (or the date of such distribution, split or subdivision if no record date is fixed), the Exercise Price shall be appropriately decreased and the number of Warrant Shares for which this Warrant is exercisable shall be appropriately increased in proportion to such increase of outstanding shares.

(b)           Combination of Shares.  If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, the Exercise Price shall be appropriately increased and the number of Warrant Shares for which this Warrant is exercisable shall be appropriately decreased in proportion to such decrease in outstanding shares.

(c)           Reclassification or Reorganization.  If the Warrant Shares issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a split, subdivision or stock dividend provided for in Section 6(a) above or a combination of shares provided for in Section 6(b) above, or a reorganization, merger or consolidation provided for in Section 6(d) below, then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of Warrant Shares issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

(d)           Merger or Consolidation.  If at any time or from time to time there shall be a capital reclassification or reorganization of the Warrant Shares or a Corporate Transaction (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 6) of the Company, then as a part of such reorganization or Corporate Transaction, adequate provision shall be made so that the Holder shall thereafter be entitled to receive upon the exercise of this Warrant, the number of shares of stock or other securities or property of the Company, resulting from such reorganization, recapitalization or Corporate Transaction to which a holder of the number of Warrant Shares issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization or Corporate Transaction.  In any such case, the Company will make appropriate provision to insure that the provisions of this Section 6(d) hereof will thereafter be applicable as nearly as may be in relation to any shares of stock or securities thereafter deliverable upon the exercise of this Warrant. The Company shall not effect any such Corporate Transaction unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such Corporate Transaction or the corporation purchasing or acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Holder, at the last address of the Holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase, and the other obligations under this Warrant.  The provisions of this Section 6(d) shall similarly apply to successive reorganizations, reclassifications, or Corporate Transactions.

(e)           Computation of Adjusted Exercise Price.  In the event that the Company sells or issues shares of Stock at a price less than the Exercise Price in effect immediately prior to such sale or issuance, then the Exercise Price shall be reduced immediately thereafter so that it shall equal the price at which such shares of Stock are sold or issued, as applicable.

(f)           Options, Rights, Warrants and Convertible and Exchangeable Securities.  Subject to Section 6(h) hereof, in case the Company shall at any time after the date hereof issue options, rights or warrants to subscribe for shares of Stock, or issue any securities convertible into or exchangeable for shares of Stock, for a consideration per share less than the Exercise Price in effect immediately prior to the issuance of such options, rights, warrants or such convertible or exchangeable securities, or without consideration, the Exercise Price in effect immediately prior to the issuance of such options, rights, warrants or such convertible or exchangeable securities, as the case may be, shall be reduced to the price established for such options, rights, warrants or convertible or exchangeable securities that entitle the holders thereof to receive a share of Stock.

(g)           Adjustment in Number of Warrant Shares.  Upon each adjustment of the Exercise Price pursuant to the provisions of this Section 6, the number of Warrant Shares issuable upon the exercise of this Warrant shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

(h)           No Adjustment of Exercise Price in Certain Cases.  No adjustment of the Exercise Price shall be made:

(i)           Upon issuance or sale of this Warrant or Warrant Shares, or the other warrants and warrant shares issued in connection herewith pursuant to the Subscription Agreement, or shares of Common Stock issuable upon exercise of other options, warrants and convertible securities outstanding as of the date hereof, including, without limitation, those that are being issued in connection with the closing of the Private Offering.

(ii)           Upon the issuance or sale of any shares of capital stock, or the grant of options exercisable therefore, issued or issuable after the date of this Warrant, to directors, officers, employees, advisers and consultants of the Company or any subsidiary pursuant to any incentive or non-qualified stock option plan or agreement, stock purchase plan or agreement, stock restriction agreement or restricted stock plan, employee stock ownership plan (ESOP), consulting agreement, stock appreciation right (SAR), stock depreciation right (SDR), bonus stock arrangement, or such other similar compensatory options, issuances, arrangements, agreements or plans approved by the Board of Directors of the Company.

(iii)           Upon the issuance of any shares of capital stock or the grant of warrants or options (or the exercise thereof) as consideration for mergers, acquisitions, strategic alliances and other commercial transactions, other than in connection with a financing transaction.

(iv)           If the amount of said adjustment shall be less than one cent ($0.01) per security issuable upon exercise of this Warrant; provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, shall amount to at least one cent ($0.01) per security issuable upon exercise of this Warrant.

(i)           Notice of Record Dates; Adjustments.  In the event of an Initial Public Offering or a Corporate Transaction, the Company shall provide to the Holder twenty (20) days advance written notice of such Initial Public Offering or Corporate Transaction.  The Company shall promptly notify the Holder in writing of each adjustment or readjustment of the Exercise Price hereunder and the number of Warrant Shares issuable upon the exercise of this Warrant.  Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based.

7.             Registration Rights.  The Company hereby agrees that the Holder shall be entitled, with respect to all Warrant Shares issued upon the exercise of this Warrant, to the registration rights set forth in the Registration Rights Agreement, dated as of January 15, 2010, by and among the Company, the Holder and the investors in the Private Offering, as may be amended or supplemented from time to time, the terms of which are hereby incorporated by this reference, with the same force and effect as if specifically set forth herein.

8.             Replacement of Warrants.  On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver to the Holder, in lieu thereof, a new Warrant of like tenor.

9.             No Rights or Liability as a Stockholder.  This Warrant does not entitle the Holder hereof to any voting rights or other rights as a stockholder of the Company.  No provisions hereof, in the absence of affirmative action by the Holder to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a stockholder of the Company.

10.           Miscellaneous.

(a)           Transfer of Warrant; Permitted Designees.  The Holder agrees not to make any disposition of this Warrant, the Warrant Shares or any rights hereunder without the prior written consent of the Company.  Any such permitted transfer must be made by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto as Exhibit B to any such permitted transferee.  As a condition precedent to such transfer, the transferee shall sign an investment letter in form and substance satisfactory to the Company.  Subject to the foregoing, the provisions of this Warrant shall inure to the benefit of and be binding upon any successor to the Company and shall extend to any holder hereof. Notwithstanding anything contained herein, the Company shall, upon written instructions to be delivered to the Company within fifteen (15) business days following the date hereof, transfer all or a portion of this Warrant to officers, directors, employees and other registered agents or associated persons of the Holder (collectively, "Permitted Designees") in accordance with this Section 10; provided, however, the Company shall not be required to issue such Warrants to any person who is not an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act and provided, further, such transfer must be in compliance with applicable Federal and state securities laws.  Each Permitted Designee shall be required to execute fully and completely the Investor Representation Letter in the form attached hereto as Exhibit C prior to the issuance of the Warrant to such person.

(b)           Titles and Subtitles.  The titles and subtitles used in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

(c)           Notices.  Any notice required or permitted to be given to a party pursuant to the provisions of this Warrant shall be in writing and shall be effective and deemed given to such party under this Warrant on the earliest of the following: (i) the date of personal delivery; (ii) two (2) business days after transmission by facsimile, addressed to the other party at its facsimile number, with confirmation of transmission; (iii) four (4) business days after deposit with a return receipt express courier for United States deliveries; or (iv) five (5) business days after deposit in the United States mail by registered or certified mail (return receipt requested) for United States deliveries.  All notices not delivered personally or by facsimile will be sent with postage and/or other charges prepaid and properly addressed to such party at the address set forth on the signature page hereto, or at such other address as such party may designate by ten (10) days advance written notice to the other party hereto.  Notices to the Company will be marked "Attention: Chief Financial Officer."

(d)           Attorneys' Fees.  If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

(e)           Amendments and Waivers.  Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Holder and the Company.  Any amendment or waiver effected in accordance with this Section 10(e) shall be binding upon the Holder of this Warrant (and of any securities into which this Warrant is convertible), each future holder of all such securities, and the Company.

(f)           Severability.  If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(g)           Governing Law.  This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Illinois, without giving effect to its conflicts of laws principles.

(h)           Counterparts.  This Warrant may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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In Witness Whereof, the Company has caused this Warrant to be executed by its duly authorized officer as of the date first written above.

Z TRIM HOLDINGS, INC.,
an Illinois corporation

By:
Name: Steven J. Cohen
Title: Chief Executive Officer
Address: 1011 Campus Drive Mundelein, IL 60060

EXHIBIT A

FORM OF SUBSCRIPTION

(To be signed only on exercise of Warrant)

To:           Z-TRIM HOLDINGS, INC.

The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby irrevocably elects to (a) purchase _____ shares of the Common Stock covered by such Warrant and herewith makes payment of $ _________, representing the full purchase price for such shares at the price per share provided for in such Warrant, or (b) exercise such Warrant for _______ shares purchasable under the Warrant pursuant to the Net Issue Exercise provisions of Section 5 of such Warrant.

Please issue a certificate or certificates representing ________ shares in the name of the undersigned or in such other name or names as are specified below:

(Name)

(Address)

The undersigned represents that the aforesaid shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares, all except as in compliance with applicable securities laws.

(Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)

(Print Name)

(Address)

Dated:

EXHIBIT B

FORM OF ASSIGNMENT

(To assign the foregoing Warrant, execute this form and supply required information.  Do not use this form to purchase shares.)

For Value Received, the foregoing Warrant and all rights evidenced thereby are hereby assigned to:

Name:
(Please Print)

Address:

(Please Print)
Dated:	, 20

Holder's Signature:

Holder's Address:

NOTE:  The signature to this Form of Assignment must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever.  Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

EXHIBIT C

FORM OF INVESTOR REPRESENTATION LETTER

DATE

Z Trim Holdings, Inc.
1011 Campus Drive
Mundelein, IL 60060

Gentlemen:

In connection with my receipt of warrants ("Warrants") to purchase the number of shares of common stock referred to below, I hereby represent, warrant and covenant as follows:

1.	Check each one which is applicable:

_____ I am an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act of 1933 (the "Act");

_____ I have such knowledge and experience in financial, tax, and business matters so as to utilize information made available to me in order to evaluate the merits and risks of an investment decision with respect thereto;

2.	_____ I have had the opportunity to ask questions and receive and review such answers and information concerning Z Trim Holdings, Inc. (the "Issuer") as I have deemed pertinent;

3.	_____ I am not relying on the Issuer respecting the tax and other economic considerations of an investment in the Issuer;

4.
_____ I am acquiring the Warrants and the underlying securities related thereto solely for my own account for investment and not with a view to resale or distribution.  I acknowledge that neither the Warrants nor the underlying securities have been registered under the Act and may not be resold except pursuant to an effective registration statement thereunder or an exemption therefrom;

Name:

Holder of Warrants to purchase _____ shares of common stock of Z Trim Holdings, Inc. pursuant to the terms of the Common Stock Purchase Warrant of even date herewith

SK 25128 0004 1154949